

September 6, 2013

<u>Via E-mail</u>
Mr. Robert P. Hughes
Senior Vice President, Finance and Risk Management
Overstock.com, Inc.
6350 South 3000 East
Salt Lake City, UT 84121

      Re: Overstock.com, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed February 21, 2013
              Definitive Proxy Statement filed on Schedule 14A
              Filed March 20, 2013
              File No. 0-49799

Dear Mr. Hughes:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34</u>

<u>Revenue, page 43</u>

1. We read your disclosure, "[t]he primary reason for the increase in total revenue for the year ended December 31, 2012 was an increase of 10% in average order size, from $123 to $135, primarily due to a sales mix shift into more home and garden products, partially offset by a decrease of 3% in customer orders due to lower conversion rates compared to last year." We also note increases in direct and fulfillment gross margins for the year ended December 31, 2012 when compared to the same period in 2011 are primarily due

to shifts in the sales mix into higher margin home and garden products. Explain to us and disclose if the shift in product mix is an evolving trend in your business model. In this regard, explain to us and disclose if you intend on focusing your business on higher end merchandise with larger margins.

2. Accounting Policies, page F-6

Club O loyalty program, page F-13

2. Refer to your disclosure, "[W]e recognize revenue for Club O reward dollars when customers redeem their reward dollars as part of a purchase at our Website. We recognize other income when Club O reward dollars expire or the likelihood of reward dollars being redeemed by a customer is remote ("reward dollar breakage"). Due to the program's short history, currently no reward dollar breakage is recognized until the reward dollars expire. However, in the future we plan to recognize such breakage based upon historical redemption patterns." We note from footnote 19 you recognized other income related to gift card and Club O rewards breakage of $3.3 million in fiscal 2012, which was substantially in excess of the fiscal 2011 breakage amount of $0.9 million. Tell us and disclose the amount of breakage related to the Club O rewards program. Also, tell us if the Club O rewards breakage in fiscal 2012 was entirely related to expiring reward dollars. In this regard, explain to us and disclose in your footnote why the Club O reward breakage increased substantially in fiscal 2012. Further, we note from your website that reward points expire only when participation in the Club O membership expires. Lastly, there are no reasons provided in your Other Income MD&A discussion on page 48 for the increase in Club O breakage. Please revise your MD&A discussion to explain the reasons behind the significant increase in Club O rewards breakage.

3. Please tell us the significance of revenues earned from your co-branded credit card agreement and your evaluation of the applicability of Rule 5.03 of Regulation S-X regarding separate reporting of revenues and costs of revenues from services and other revenues. Also, please expand your disclosure in future filings to disclose the estimated life of the credit card relationship.

11. Deferred Revenue, page F-21

4. Tell us and disclose the nature of other deferred revenue totaling $2.6 million as of December 31, 2012.

20. Income Taxes, page F-34

5. Explain to us and disclose what comprises other in your statutory to effective income tax rate reconciliation.

Definitive Proxy Statement filed on Schedule 14A

Executive Compensation, page 18

Compensation Discussion and Analysis, page 18

Elements of Compensation, page 21

6. It is unclear how the bonus amount to be paid to each named executive officer was determined. You indicate that the awards are discretionary, but also reference the achievement of "plan objectives" and state that the awards generally "were not based on subjective factors." Please revise to clarify how the bonus amount paid to each named executive officer was determined. If an award was made in the Compensation Committee's discretion, please discuss the factors considered by the committee in making its determination. In addition, please disclose the actual Measurement Amount achieved in 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Lilyanna Peyser, Staff Attorney, at (202) 551-3222 if you have questions regarding any other comments. You may contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief